Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2017 Unaudited Financial Results

(Beijing - May 10, 2017) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

•                  Net revenues were RMB13.6 billion (US$2.0 billion), an increase of 72.3% compared with the first quarter of 2016.

•                  Online game services net revenues were RMB10.7 billion (US$1.6 billion), an increase of 78.5% compared with the first quarter of 2016.

•                  Advertising services net revenues were RMB445.2 million (US$64.7 million), an increase of 13.2% compared with the first quarter of 2016.

•                  E-mail, e-commerce and others net revenues were RMB2.5 billion (US$357.4 million), an increase of 63.2% compared with the first quarter of 2016.

•                  Gross profit was RMB7.5 billion (US$1.1 billion), an increase of 63.2% compared with the first quarter of 2016.

•                  Total operating expenses were RMB2.7 billion (US$394.0 million), an increase of 57.8% compared with the first quarter of 2016.

•                  Net income attributable to the Company’s shareholders was RMB3.9 billion (US$569.9 million), an increase of 59.4% compared with the first quarter of 2016. Non-GAAP net income attributable to the Company’s shareholders was RMB4.3 billion (US$630.0 million), an increase of 62.6% compared with the first quarter of 2016.[1]

•                  Diluted earnings per ADS were US$4.29; non-GAAP diluted earnings per ADS were US$4.75.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2017 Operational Highlights

•                  Furthered the international penetration of Onmyoji by launching it in Japan, which achieved 200 million downloads globally by February 20, 2017.

•                  Launched new mobile titles including Demon Seals mobile, Westward Journey: Rage and Land of Glory, all of which were well-received.

•                  Achieved record number of quarterly active users for Blizzard Entertainment’s Hearthstone® and launched its new expansion pack Journey to Un’Goro™ in April 2017.

“Our strong first quarter results were led by our self-developed mobile games as we continued to bring innovative content to our massive audience,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “During the period, we advanced our strategic initiatives by rolling out new mobile games and expansion packs for our PC-client games, enhancing the monetization capabilities of our advertising services, and expanding our growing e-commerce businesses. The Company continues to introduce popular games that enrich the online game market in China, and initiated closed beta testing for Minecraft in April. We are also actively expanding our international footprint by bringing hit titles such as Onmyoji and Land of Glory to global audiences.”

“Ingenuity remains the cornerstone of our success across each of our core business lines where there are ample opportunities for growth. We are devoting significant resources to our media business supported by our deep expertise and R&D capabilities. Our e-commerce businesses such as Kaola.com and Yanxuan are also thriving with promising growth trajectories. With these initiatives and our focus on creating premium content, we aim not only to expand our business, but to grow our community and elevate users’ imaginations,” Mr. Ding concluded.

First Quarter 2017 Financial Results

Net Revenues

Net revenues for the first quarter of 2017 were RMB13,640.5 million (US$1,981.7 million), compared to RMB12,099.0 million and RMB7,915.4 million for the preceding quarter and the first quarter of 2016, respectively.

Net revenues from online games were RMB10,735.5 million (US$1,559.7 million) for the first quarter of 2017, compared to RMB8,959.1 million and RMB6,015.1 million for the preceding quarter and the first quarter of 2016, respectively. Mobile games accounted for approximately 73.3% of net revenues from online games in the first quarter of 2017, compared to 64.4% and 63.7% for the preceding quarter and the first quarter of 2016, respectively.

Net revenues from advertising services were RMB445.2 million (US$64.7 million) for the first quarter of 2017, compared to RMB664.8 million and RMB393.2 million for the preceding quarter and the first quarter of 2016, respectively. The top performing advertising verticals in the first quarter of 2017 were automobile, real estate and telecommunication services.

Net revenues from e-mail, e-commerce and others were RMB2,459.9 million (US$357.4 million) for the first quarter of 2017, compared to RMB2,475.1 million and RMB1,507.1 million for the preceding quarter and the first quarter of 2016, respectively.

Gross Profit

Gross profit for the first quarter of 2017 was RMB7,483.6 million (US$1,087.2 million), compared to RMB6,463.3 million and RMB4,586.6 million for the preceding quarter and the first quarter of 2016, respectively.

The year-over-year increase in online games gross profit was primarily driven by revenue contribution from mobile games such as Onmyoji, the mobile version of New Ghost and Demon Seals mobile as well as Blizzard Entertainment’s Overwatch® and World of Warcraft®. The quarter-over-quarter increase in online games gross profit was primarily driven by revenue contribution from mobile games such as Onmyoji, the mobile version of New Ghost and Demon Seals mobile.

The quarter-over-quarter decrease in advertising services gross profit was primarily due to seasonality.

The year-over-year increase in e-mail, e-commerce and others gross profit was primarily due to increased revenue contribution from NetEase’s e-commerce businesses such as Kaola.com. The quarter-over-quarter decrease in e-mail, e-commerce and others gross profit was primarily due to decreased revenue contribution from certain e-commerce businesses with relatively higher gross profit margins.

Gross Profit Margin

Gross profit margin for the online games business for the first quarter of 2017 was 63.9%, compared to 60.7% and 67.1% for the preceding quarter and the first quarter of 2016, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games net revenues. The quarter-over-quarter increase in gross profit margin was mainly due to decreased revenue contribution from licensed games in the current quarter, which have relatively lower gross profit margins, and the one-off recognition of certain royalty expenses related to licensed games in the fourth quarter of 2016, and partially offset by the increased revenue contribution from mobile games in the current quarter.

Gross profit margin for the advertising services business for the first quarter of 2017 was 57.3%, compared to 66.5% and 62.4% for the preceding quarter and the first quarter of 2016, respectively. The year-over-year decrease in gross profit margin was mainly due to higher staff-related and content purchase costs. The quarter-over-quarter decrease in gross profit margin was mainly due to seasonality.

Gross profit margin for the e-mail, e-commerce and others businesses for the first quarter of 2017 was 14.8%, compared to 23.4% and 20.4% for the preceding quarter and the first quarter of 2016, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margin were primarily attributable to decreased revenue contribution from certain e-commerce businesses with relatively higher gross profit margins.

Operating Expenses

Total operating expenses for the first quarter of 2017 were RMB2,711.7 million (US$394.0 million), compared to RMB2,596.6 million and RMB1,718.9 million for the preceding quarter and the first quarter of 2016, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses related to online games, higher research and development investments, higher staff-related costs resulting from an increase in headcount and average compensation and operating expenses related to Kaola.com. The quarter-over-quarter increase in operating expenses was mainly due to higher staff-related costs resulting from an increase in headcount and average compensation.

Income Taxes

The Company recorded a net income tax charge of RMB943.0 million (US$137.0 million) for the first quarter of 2017, compared to RMB882.0 million and RMB530.7 million for the preceding quarter and the first quarter of 2016, respectively. The effective tax rate for the first quarter of 2017 was 19.0%, compared to 19.2% and 17.5% for the preceding quarter and the first quarter of 2016, respectively. The change in effective tax rate represents the Company’s estimate of the effective tax rate for the first quarter of 2017.

Net Income After Tax

Net income attributable to the Company’s shareholders for the first quarter of 2017 totaled RMB3.9 billion (US$569.9 million), compared to RMB3.7 billion and RMB2.5 billion for the preceding quarter and the first quarter of 2016, respectively. Non-GAAP net income attributable to the Company’s shareholders for the first quarter of 2017 totaled RMB4.3 billion (US$630.0 million), compared to RMB4.0 billion and RMB2.7 billion for the preceding quarter and the first quarter of 2016, respectively.

During the first quarter of 2017, the Company had a net foreign exchange loss of RMB48.5 million (US$7.0 million), compared to a net foreign exchange gain of RMB90.5 million and a net foreign exchange loss of RMB36.0 million for the preceding quarter and the first quarter of 2016, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$4.33 and US$4.29, respectively, for the first quarter of 2017. The Company reported basic and diluted earnings per ADS of US$4.08 and US$4.04, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$2.72 and US$2.70, respectively, for the first quarter of 2016. Non-GAAP basic and diluted earnings per ADS were US$4.79 and US$4.75, respectively, for the first quarter of 2017, compared to non-GAAP basic and diluted earnings per ADS of US$4.38 and US$4.34, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$2.94 and US$2.92, respectively, for the first quarter of 2016.

Quarterly Dividend

The board of directors has approved a dividend of US$1.08 per ADS for the first quarter of 2017, which is expected to be paid on June 2, 2017 to shareholders of record as of the close of business on May 26, 2017.

NetEase paid a dividend of US$1.01 per ADS for the fourth quarter of 2016 on March 10, 2017.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2017, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB40.6 billion (US$5.9 billion), compared to RMB36.9 billion as of December 31, 2016. Cash flow generated from operating activities was RMB4.0 billion (US$585.7 million) for the first quarter of 2017, compared to RMB5.4 billion and RMB3.1 billion for the preceding quarter and the first quarter of 2016, respectively.

Share Repurchase Program

On November 15, 2016, the Company announced that its board of directors approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of March 31, 2017, the Company had repurchased approximately 83,000 ADSs for approximately US$23.7 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8832 on March 31, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2017, or at any other certain date. The percentages stated are calculated based on RMB.

Other Announcements

The Company announced today that Mr. Onward Choi has resigned from his position as Acting Chief Financial Officer effective June 30, 2017 due to personal reasons.  The Company will retain Mr. Choi as a consultant over the coming year to support a smooth transition to his successor.  The Company plans to announce a new chief financial officer in the near future.

“For more than 13 years Onward has been an integral part of our executive leadership team during a period of transformational growth in NetEase’s history. His leadership, insights and guidance have been instrumental in building a strong finance team within NetEase. I would like to thank him for his dedication and valuable contributions to NetEase,” said Mr. Ding.

“I wish to express my heartfelt gratitude to William for giving me the privilege of working alongside the Company’s incredible leadership team.  My time with NetEase represents the most fulfilling part of my career. I am very proud of what has been accomplished for our employees and shareholders, and I am confident that NetEase will achieve new heights in the time ahead,” said Mr. Choi.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 10, 2017 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 11, 2017). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-267-6301 (international: 1-719-457-2664), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 6590310#. The replay will be available through May 24, 2017.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2016	2017	2017
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	5,439,499	3,959,251	575,205
Time deposits	19,361,098	25,115,808	3,648,856
Restricted cash	3,473,273	3,787,072	550,191
Accounts receivable, net	4,251,297	3,682,936	535,062
Prepayments and other current assets	5,276,082	6,572,216	954,820
Short-term investments	11,582,116	11,068,042	1,607,979
Total current assets	49,383,365	54,185,325	7,872,113

Non-current assets:
Property, equipment and software, net	2,419,510	2,686,001	390,226
Land use right, net	588,887	585,815	85,108
Deferred tax assets *	560,323	633,086	91,976
Time deposits	550,000	500,000	72,641
Restricted cash	2,060,000	1,760,000	255,695
Other long-term assets	2,469,775	2,504,367	363,837
Total non-current assets	8,648,495	8,669,269	1,259,483
Total assets	58,031,860	62,854,594	9,131,596

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,396,187	1,579,173	229,424
Salary and welfare payables	1,491,448	1,330,590	193,310
Taxes payable	1,722,501	2,501,905	363,480
Short-term loans	3,815,691	4,483,442	651,360
Deferred revenue	7,531,238	6,957,434	1,010,785
Accrued liabilities and other payables	3,219,419	3,334,432	484,431
Total current liabilities	19,176,484	20,186,976	2,932,790

Long-term payable:
Deferred tax liabilities *	392,235	187,191	27,196
Other long-term payable	200	200	29
Total liabilities	19,568,919	20,374,367	2,960,015

Redeemable noncontrolling interests	—	501,249	72,822

Total NetEase, Inc.’s equity	38,191,081	41,619,953	6,046,599
Noncontrolling interests	271,860	359,025	52,160
Total shareholders’ equity	38,462,941	41,978,978	6,098,759

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	58,031,860	62,854,594	9,131,596

The accompanying notes are an integral part of this press release.

*In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) as non-current in the balance sheets.  Pursuant to the guidance, the Company retrospectively reclassified current DTA and current DTL to non-current assets and to non-current liabilities, respectively, in the consolidated balance sheet as of December 31, 2016.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)

Net revenues	7,915,356	12,099,020	13,640,546	1,981,716

Cost of revenues	(3,328,747)	(5,635,741)	(6,156,929)	(894,486)

Gross profit	4,586,609	6,463,279	7,483,617	1,087,230

Selling and marketing expenses	(781,888)	(1,255,331)	(1,228,854)	(178,529)
General and administrative expenses	(313,675)	(464,149)	(558,028)	(81,071)
Research and development expenses	(623,361)	(877,119)	(924,797)	(134,356)
Total operating expenses	(1,718,924)	(2,596,599)	(2,711,679)	(393,956)

Operating profit	2,867,685	3,866,680	4,771,938	693,274
Other income:
Investment income, net	40,321	291,960	43,284	6,289
Interest income, net	136,631	125,335	149,828	21,767
Exchange (losses)/ gains, net	(36,028)	90,461	(48,525)	(7,049)
Other, net	23,685	219,188	37,687	5,474

Net income before tax	3,032,294	4,593,624	4,954,212	719,755
Income tax	(530,652)	(882,018)	(943,032)	(137,005)

Net income after tax	2,501,642	3,711,606	4,011,180	582,750
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(40,848)	(28,506)	(88,414)	(12,845)
Net income attributable to the Company’s shareholders	2,460,794	3,683,100	3,922,766	569,905

Basic earnings per share	0.75	1.12	1.19	0.17
Basic earnings per ADS	18.70	28.06	29.83	4.33
Diluted earnings per share	0.74	1.11	1.18	0.17
Diluted earnings per ADS	18.56	27.82	29.55	4.29

Weighted average number of ordinary shares outstanding, basic	3,290,129	3,281,411	3,288,105	3,288,105
Weighted average number of ADS outstanding, basic	131,605	131,256	131,524	131,524
Weighted average number of ordinary shares outstanding, diluted	3,314,243	3,310,275	3,318,547	3,318,547
Weighted average number of ADS outstanding, diluted	132,570	132,411	132,742	132,742

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,501,642	3,711,606	4,011,180	582,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,148	96,653	146,144	21,232
Impairment loss for investments	—	12,247	22,200	3,225
Share-based compensation cost	205,614	273,975	413,420	60,062
(Reversal of)/ allowance for provision for doubtful debts	(624)	(2,398)	3,188	463
(Gains)/ losses on disposal of property, equipment and software	(4)	46	(316)	(46)
Unrealized exchange losses/ (gains)	28,906	(77,989)	42,125	6,120
Gain on disposal of long-term investments	—	(234,050)	—	—
Deferred income taxes	(18,062)	(14,874)	(279,046)	(40,540)
Net equity share of loss from associated companies	16,528	36,050	27,074	3,933
Fair value changes of short-term investments	(53,437)	(95,697)	(89,505)	(13,003)
Changes in operating assets and liabilities:
Accounts receivable	197,291	(1,586,524)	564,743	82,047
Prepayments and other current assets	(360,727)	(968,609)	(1,302,870)	(189,283)
Accounts payable	257,966	517,861	170,289	24,740
Salary and welfare payables	(128,371)	704,875	(160,858)	(23,370)
Taxes payable	356,632	667,002	779,410	113,234
Deferred revenue	(69,092)	2,004,605	(573,805)	(83,363)
Accrued liabilities and other payables	94,348	333,967	257,788	37,452
Net cash provided by operating activities	3,092,758	5,378,746	4,031,161	585,653

Cash flows from investing activities:
Purchase of property, equipment and software	(244,114)	(463,794)	(325,438)	(47,280)
Proceeds from sale of property, equipment and software	526	83	852	124
Purchase of other intangible assets	—	(2,005)	—	—
Net change in short-term investments with terms of three months or less	(1,823,812)	(2,661,702)	1,839,344	267,222
Purchase of short-term investments	(1,604,000)	(2,000,000)	(4,465,000)	(648,681)
Proceeds from maturities of short-term investments	1,938,493	3,890,560	3,229,235	469,147
Investment in associated companies	—	(900)	—	—
Proceeds from disposal of long-term investments	—	249,569	—	—
Transfer to restricted cash	(217,885)	(713,162)	(13,822)	(2,008)
Placement/rollover of matured time deposits	(3,160,893)	(6,818,322)	(8,856,849)	(1,286,734)
Proceeds from maturities of time deposits	3,562,570	3,911,939	3,109,265	451,718
Net change in other assets	3,011	515	(134,573)	(19,552)
Net cash used in investing activities	(1,546,104)	(4,607,219)	(5,616,986)	(816,044)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	2,272,760	3,815,678	12,137,004	1,763,279
Payment of short-term bank loans	(2,272,760)	(3,005,010)	(11,447,074)	(1,663,045)
Capital contribution from noncontrolling interests shareholders	4	—	—	—
Capital contribution from redeemable noncontrolling interests shareholders	—	—	500,000	72,641
Repurchase of shares	(466,972)	—	(163,279)	(23,721)
Dividends paid to shareholders	(552,756)	(692,524)	(917,088)	(133,236)
Net cash (used in)/ provided by financing activities	(1,019,724)	118,144	109,563	15,918

Effect of exchange rate changes on cash held in foreign currencies	(13,884)	68,025	(3,986)	(579)
Net increase/ (decrease) in cash and cash equivalents	513,046	957,696	(1,480,248)	(215,052)
Cash and cash equivalents, beginning of the period	6,071,487	4,481,803	5,439,499	790,257
Cash and cash equivalents, end of the period	6,584,533	5,439,499	3,959,251	575,205

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	393,048	119,585	1,003,426	145,779
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	133,160	260,277	282,753	41,079

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	6,015,056	8,959,140	10,735,463	1,559,662
Advertising services	393,177	664,815	445,187	64,677
E-mail, e-commerce and others	1,507,123	2,475,065	2,459,896	357,377
Total net revenues	7,915,356	12,099,020	13,640,546	1,981,716

Cost of revenues:
Online game services	(1,980,738)	(3,516,965)	(3,871,955)	(562,523)
Advertising services	(147,953)	(223,018)	(190,241)	(27,638)
E-mail, e-commerce and others	(1,200,056)	(1,895,758)	(2,094,733)	(304,325)
Total cost of revenues	(3,328,747)	(5,635,741)	(6,156,929)	(894,486)

Gross profit:
Online game services	4,034,318	5,442,175	6,863,508	997,139
Advertising services	245,224	441,797	254,946	37,039
E-mail, e-commerce and others	307,067	579,307	365,163	53,052
Total gross profit	4,586,609	6,463,279	7,483,617	1,087,230

Gross profit margin:
Online game services	67.1%	60.7%	63.9%	63.9%
Advertising services	62.4%	66.5%	57.3%	57.3%
E-mail, e-commerce and others	20.4%	23.4%	14.8%	14.8%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:     The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8832 on the last trading day of March 2017 (March 31, 2017) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:     Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	96,883	114,539	170,229	24,731
Operating expenses
- Selling and marketing expenses	10,993	14,724	19,609	2,849
- General and administrative expenses	45,291	71,201	120,958	17,573
- Research and development expenses	52,447	73,511	102,624	14,909

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,460,794	3,683,100	3,922,766	569,905
Add: Share-based compensation	205,614	273,975	413,420	60,062
Non-GAAP net income attributable to the Company’s shareholders	2,666,408	3,957,075	4,336,186	629,967

Non-GAAP basic earnings per share	0.81	1.21	1.32	0.19
Non-GAAP basic earnings per ADS	20.26	30.15	32.97	4.79
Non-GAAP diluted earnings per share	0.80	1.20	1.31	0.19
Non-GAAP diluted earnings per ADS	20.11	29.88	32.67	4.75

The accompanying notes are an integral part of this press release.